Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated June 30, 2016	Registration Statement No. 333-194974
Relating to the Preliminary
Prospectus Supplement dated June 29, 2016
(To Prospectus dated April 1, 2014)

Intercept Pharmaceuticals, Inc.
3.25% Convertible Senior Notes due 2023

The information in this pricing term sheet relates to Intercept Pharmaceuticals, Inc.’s offering (the “Offering”) of its 3.25% Convertible Senior Notes due 2023 and should be read together with the preliminary prospectus supplement dated June 29, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated April 1, 2014, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-194974.

Issuer:	Intercept Pharmaceuticals, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	ICPT / The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	3.25% Convertible Senior Notes due 2023 (the “Notes”).

Aggregate Principal Amount Offered:	$400,000,000 aggregate principal amount of Notes (or $460,000,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $60,000,000 principal amount of Notes is exercised in full).

Maturity Date:	July 1, 2023, unless earlier repurchased, redeemed or converted.

Interest Rate:	3.25% per annum, accruing from the Settlement Date.

Interest Payment Dates:	January 1 and July 1 of each year, beginning on January 1, 2017.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NASDAQ Last Reported Sale Price on June 29, 2016:	$149.87 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 32.5% above the NASDAQ Last Reported Sale Price on June 29, 2016.

Initial Conversion Price:	Approximately $198.58 per share of the Issuer’s common stock.

Initial Conversion Rate:	5.0358 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Optional Redemption:	The Issuer may not redeem the Notes prior to July 6, 2021. The Issuer may redeem for cash all or part of the Notes, at the Issuer’s option, on or after July 6, 2021 if the last reported sale price of the Issuer’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

The Issuer will give notice of any redemption not less than 45 nor more than 60 calendar days before the redemption date by mail or electronic delivery to the trustee, the paying agent and each holder of the Notes.

Use of Proceeds:	The Issuer estimates that the net proceeds from the sale of the Notes in the Offering will be approximately $389.3 million (or $447.7 million if the underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer’s cash, cash equivalents and investment securities as of March 31, 2016, on an as adjusted basis giving effect to the sale of $400 million aggregate principal amount of Notes (assuming the underwriters’ over-allotment option is not exercised) and the receipt of approximately $389.3 million of net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Issuer but excluding the Issuer’s estimated costs related to its entry into the capped call transactions, is approximately $946.1 million.

The Issuer expects to enter into capped call transactions with one or more of the underwriters or their respective affiliates (the “option counterparties”). The Issuer intends to use approximately $33.4 million of the net proceeds of the Offering to pay the cost of the capped call transactions.

The Issuer intends to use the remaining net proceeds from the Offering, together with its existing cash, cash equivalents and short-term investments, to fund:

•     the ongoing commercialization of Ocaliva in PBC in the United States;

•     the Issuer’s preparation for and, subject to receipt of marketing approval, potential initiation of the commercial launch of Ocaliva in PBC in certain European countries as well as other target markets across the world such as Canada and Australia;

•     the continued clinical development of OCA in PBC, NASH and PSC;

•     the advancement of the Issuer’s clinical program for INT-767; and

•     continued advancement of other preclinical pipeline and research and development programs.

The balance, if any, will be used for general corporate purposes, including general and administrative expenses, capital expenditures, working capital and prosecution and maintenance of the Issuer’s intellectual property. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

If the underwriters exercise their over-allotment option, the Issuer may use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer:

	Per Note	Total
Public Offering Price(1)	$1,000	$400,000,000
Underwriting discounts and commissions	$26	$10,400,000
Proceeds, before expenses, to the Issuer	$974	$389,600,000

________

(1)	Plus accrued interest, if any, from the Settlement Date.

Capped Call Transactions:	In connection with the pricing of the Notes, the Issuer entered into capped call transactions with the option counterparties. The capped call transactions are expected to reduce the potential dilution to the Issuer’s common stock and/or offset any cash payments due in excess of the principal amount of converted Notes, as the case may be, upon any conversion of the Notes, with such reduction and/or offset subject to a cap. If the underwriters exercise their over-allotment option, the Issuer may enter into additional capped call transactions.

In connection with establishing their initial hedge of the capped call transactions, the option counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to the Issuer’s common stock and/or purchase shares of the Issuer’s common stock concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Issuer’s common stock or the Notes at that time.

In addition, the option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Issuer’s common stock and/or purchasing or selling the Issuer’s common stock or other securities of the Issuer in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of the Issuer’s common stock or the Notes, which could affect holders’ ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of shares and value of the consideration that a holder will receive upon conversion of the Notes.

Trade Date:	June 30, 2016.

Settlement Date:	July 6, 2016.

CUSIP:	45845P AA6

ISIN:	US45845PAA66

Joint Book-Running Managers:	RBC Capital Markets, LLC UBS Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:	Following a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) that occurs prior to the Maturity Date, the Issuer will increase the conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change in certain circumstances, as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-whole Fundamental Change” in the Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a make-whole fundamental change for each stock price and effective date set forth below:

	Stock Price
Effective Date	$149.87	$165.00	$180.00	$198.58	$220.00	$240.00	$258.15	$300.00	$450.00	$600.00	$750.00	$1,000.00
July 6, 2016	1.6366	1.4961	1.2675	1.0452	0.8490	0.7073	0.6042	0.4301	0.1480	0.0530	0.0149	0.0000
July 1, 2017	1.6366	1.4619	1.2270	1.0003	0.8021	0.6606	0.5586	0.3891	0.1256	0.0422	0.0105	0.0000
July 1, 2018	1.6366	1.4215	1.1775	0.9443	0.7431	0.6014	0.5008	0.3374	0.0987	0.0301	0.0062	0.0000
July 1, 2019	1.6366	1.3759	1.1187	0.8752	0.6684	0.5257	0.4265	0.2710	0.0672	0.0176	0.0023	0.0000
July 1, 2020	1.6366	1.3293	1.0509	0.7892	0.5699	0.4222	0.3229	0.1780	0.0312	0.0064	0.0001	0.0000
July 1, 2021	1.6366	1.2958	0.9923	0.7063	0.4630	0.2928	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July 1, 2022	1.6366	1.2368	0.9016	0.6028	0.3699	0.2228	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July 1, 2023	1.6366	1.0249	0.5198	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $1,000.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•	If the stock price is less than $149.87 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 6.6724 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

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The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated June 29, 2016, and an accompanying prospectus, dated April 1, 2014) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity-Linked Syndicate; Phone: 877-822-4089; Fax: 212-428-6260 or from UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, or by calling 1-888-827-7275.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated June 29, 2016, and the accompanying prospectus, dated April 1, 2014. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.